EXHIBIT 99.1
                                                                    ------------



NEWS RELEASE
FOR IMMEDIATE RELEASE
DECEMBER 2, 2003
--------------------------------------------------------------------------------

ARC RESOURCES LTD. / ARC ENERGY TRUST ANNOUNCE THE DECEMBER
2003 INCREASE TO THE ARX  EXCHANGEABLE  SHARES EXCHANGE RATIO

CALGARY, DECEMBER 2, 2003 (AET.UN AND ARX - TSX) ARC Resources Ltd. along with ARC Energy Trust announces the increase to the Exchange Ratio of the Exchangeable Shares of the corporation from 1.47367 to 1.49013. Such increase will be effective on December 15, 2003.

The following are the details on the calculation of the Exchange Ratio:


------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                         EXCHANGE
   RECORD DATE OF         OPENING       ARC ENERGY       10 DAY WEIGHTED    INCREASE IN      EFFECTIVE DATE OF THE       RATIO AS
    ARC ENERGY            EXCHANGE         TRUST          AVERAGE TRADING     EXCHANGE        INCREASE IN EXCHANGE           OF
      TRUST                RATIO       DISTRIBUTION      PRICE OF AET.UN      RATIO**                RATIO               EFFECTIVE
                                         PER UNIT       (PRIOR TO THE END                                                  DATE
                                                         OF THE MONTH)
====================================================================================================================================
November 30, 2003        1.47367          $0.15             13.4328            .01646         December 15, 2003          1.49013

------------------------------------------------------------------------------------------------------------------------------------

** The increase in the Exchange ratio is calculated by dividing the ARC Energy Trust Distribution per Unit multiplied by the opening exchange ratio by the 10 day weighted average trading price of AET.UN.

A holder of ARC Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in Suite 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is (403) 267-6555 and their website is WWW.COMPUTERSHARE.COM.

ARC RESOURCES LTD.
John P. Dielwart,
President and Chief Executive Officer

    For further information about ARC Energy Trust, please visit our website
                        WWW.ARCRESOURCES.COM or contact:

                 Investor Relations, E-mail: ir@arcresources.com
         Telephone: (403) 503-8600              Fax: (403) 509-6417

                            Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                           2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9